SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)1

Neose Technologies, Inc.

(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

640522 10 8
(CUSIP Number)

Domain Associates, L.L.C.	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: John C. MacMurray, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 9, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640522 10 8

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Partners V, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.	SOURCE OF FUNDS	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,434,129
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,434,129
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,434,129
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 640522 10 8

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS DP V Associates, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.	SOURCE OF FUNDS	WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 104,746
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 104,746
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,746
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 640522 10 8

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 24, 2003 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer.

Item 1 is hereby amended to reflect that the principal executive offices of the Issuer are located at 102 Rock Road, Horsham, PA 19044.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following :

Pursuant to a Securities Purchase Agreement dated as of March 8, 2007 by and among the Issuer and the purchasers named therein, including the Reporting Persons (the "3/07 Purchase Agreement"), the Reporting Persons purchased Units from the Issuer consisting of Common Stock and Warrants to Purchase Common Stock, at a purchase price of $2.02 per Unit. DP V purchased 2,418,125 Units, consisting of 2,418,125 shares of Common Stock and 1,088,156 Warrants. DP V A purchased 57,123 Units, consisting of 57,123 shares of Common Stock and 25,705 Warrants. The Warrants are immediately exercisable for five years from their issuance, at an exercise price of $1.96 per share of Common Stock. The 3/07 Purchase Agreement and Form of Warrant are attached hereto as Exhibits A and B, respectively, and any descriptions thereof are qualified in their entireties by reference thereto. The source of funds for the purchase price of the Units was the working capital, or funds available for investment, of DP V and DP V A.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The information below is based on a total of 64,053,792 shares of Common Stock outstanding after the completion of the transactions described in Item 3 above, and gives effect to the exercise of all Warrants held by the Reporting Persons.

(a) DP V beneficially owns 4,434,129 shares of Common Stock, or approximately 6.8% of the Common Stock outstanding. DP V A beneficially owns 104,746 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. OPSA V, as the general partner of DP V and DP V A, may be deemed to indirectly beneficially own the securities owned by DP V and DP V A.

(b) The managing members of OPSA V may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP V and DP V A. Each of the managing members of OPSA V disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA V, in the securities owned by DP V and DP V A.

(c) Not applicable (except as described in Item 3 above).

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

CUSIP No. 640522 10 8

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following :

Pursuant to the 3/07 Purchase Agreement, a Registration Rights Agreement was entered into as of March 8, 2007 by and among the Issuer and the purchasers named therein, including the Reporting Persons (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the Common Stock and the shares of Common Stock issuable upon exercise of the Warrants that were purchased under the 3/07 Purchase Agreement. The Registration Statement is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – 3/07 Purchase Agreement
Exhibit B – Form of Warrant
Exhibit C – Registration Rights Agreement

CUSIP No. 640522 10 8

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2007

DOMAIN PARTNERS V, L.P.
By: One Palmer Square Associates V, L.L.C., General Partner

By	/s/ Kathleen K. Schoemaker
Managing Member

DP V ASSOCIATES, L.P.
By: One Palmer Square Associates V, L.L.C., General Partner

By	/s/ Kathleen K. Schoemaker
Managing Member